SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2012

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-15339

A.                       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Chemtura Corporation
1818 Market Street
Philadelphia, Pennsylvania 19103

199 Benson Rd
Middlebury, Connecticut 06749

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

_______

FINANCIAL STATEMENTS

December 31, 2012 and 2011 and

For the Year Ended December 31, 2012

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2012 and 2011

_________

Page(s)

Report of Independent Registered Public Accounting Firm as of December 31, 2012 and 2011, and for the year ended December 31, 2012	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4-13

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2012	14

Signatures	15

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Investment Committee of

Chemtura Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan (the "Plan") as of December 31, 2012 and 2011 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan as of December 31, 2012 and 2011 and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 18, 2013

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2012 and 2011

________

	2012	2011

Cash	$89,104	$48,452

Investments, at fair value:
Common collective trust	57,604,534	59,602,692
Mutual funds	254,693,000	232,431,202
Chemtura Corporation common stock	3,308,120	1,635,307

Total investments	315,605,654	293,669,201

Receivables:
Notes receivable from participants	6,312,701	5,860,260

Net assets available for plan benefits at fair value	322,007,459	299,577,913

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	(1,562,218)	(1,448,147)

Net assets available for plan benefits	$320,445,241	$298,129,766

The accompanying notes are an integral

part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2012

________

2012
Additions:
Participant contributions	$11,555,842
Rollover contributions	1,001,365
Employer contributions	7,427,904
Net appreciation in fair value of investments	28,151,603
Dividend and interest income	10,085,228

Total additions	58,221,942

Deductions:
Distributions to participants	35,846,242
Administrative fees	60,225

Total deductions	35,906,467

Net increase	22,315,475

Net assets available for plan benefits, beginning of year	298,129,766

Net assets available for plan benefits, end of year	$320,445,241

The accompanying notes are an integral

part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

A.	Plan Description:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee. Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement.

Eligibility

The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Participant Contributions

Participants may contribute up to 50% of their annual compensation (as defined by the Plan) as pre-tax deferrals or Roth after-tax contributions, subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Certain bargaining employees may also elect to make non-Roth after-tax contributions. Each newly hired employee is automatically enrolled in the plan. Pre-tax contributions of 3% of compensation begin with the first pay period occurring 60 days after the participant's participation date. The participant may elect to cease or change the amount of these contributions at any time. Participant contributions are subject to an Internal Revenue Code deferral limitation, which was $17,000 in 2012.

Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Non-bargaining employees will receive employer matching contributions of 100% up to a maximum of 6% of a participant’s earnings.

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Bargaining employees of the Company's Westlake, Louisiana, and Mapleton, Illinois facilities receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation. Effective July 1, 2012 bargaining employees of the Company’s Adrian, Michigan facility receive matching contributions of 100% of up to 6% of eligible earnings. Prior to that date those employees received matching contributions of 50% of up to 6% of eligible earnings. Effective December 31, 2008 certain bargaining employees who meet certain requirements agreed upon by the Company and the Lake Charles Metal Trades Council are eligible for matching contributions of 100% of up to 4% of participant deferrals, as well as an employer fixed contribution of 3% of compensation.

Bargaining employees of the Company's Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006 certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 3% of compensation for 2012 and 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006, non-bargaining participants are automatically 100% vested in all Company matching contributions and earnings thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Participants’ interests in employer contributions attributable to the Crompton Corporation Employee Stock Ownership Plan ("ESOP") vested 25% each year and are 100% vested after 4 years of service. Participants become 100% vested in ESOP employer contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

A participant’s interest in Great Lakes employer contributions made prior to January 1, 2006 vest 20% each year after 1 year of service and is 100% vested after 6 years of service. Participants become 100% vested in Great Lakes employer contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan. Total unapplied forfeitures were $190,045 and $176,268 at December 31, 2012 and 2011, respectively. Forfeitures in the amount of $16,659 and $92,991 were used to pay administrative expenses and to reduce employer contributions, respectively, during 2012.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution. Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan, a predecessor plan, as of December 31, 2000 may withdraw from the Plan any after-tax contributions and interest earned thereon.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Notes Receivable From Participants

A participant may borrow aggregate amounts up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note. Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed. A participant may have no more than two loans outstanding at any one time. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B.	Summary of Significant Accounting Policies:

Adoption of Accounting Pronouncement:

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  Some of the amendments clarify FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04.  The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is not permitted.  The Plan adopted the provisions of ASU 2011-04 effective January 1, 2012.  The adoption does not have a material effect on the financial statements of the Plan.

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In prior years the Plan's financial statements were prepared using the modified cash basis of accounting. This change in accounting basis had no effect on the 2011 financial statements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust. As required by the standard, the statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

C.	Investments:

The following represents the Plan’s investments as of December 31, 2012 or 2011 that represented 5% or more of the net assets available for plan benefits:

	2012		2011
Columbia Acorn Fund	$15,751,451		$15,756,244	*
Fidelity Managed Income Portfolio II	57,604,534	*	59,602,692	*
Dodge & Cox Stock Fund	25,964,519	*	26,003,226	*
Dodge & Cox Income Fund	21,623,293	*	17,564,021	*
Fidelity Growth Company Fund	40,843,542	*	39,166,781	*
Spartan 500 Index Fund	32,623,899	*	29,860,128	*

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2012, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

2012

Chemtura Corporation common stock	$1,473,342
Mutual funds	26,678,261
Total appreciation in fair value	$28,151,603

D .	FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common collective trust – Valued at net asset value based on information reported by the trustee with reference to the market value of the trust’s underlying assets at year end. The common collective trust is audited annually.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2012
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$57,604,534	$-	$57,604,534	$-
Mutual funds:
Foreign large blend	2,369,019	2,369,019	-	-
Foreign large growth	13,636,263	13,636,263	-	-
Intermediate bond	35,070,160	35,070,160	-	-
Global bond	1,108,329	1,108,329	-	-
Small blend	7,335,795	7,335,795	-	-
Mid-cap blend	15,758,682	15,758,682	-	-
Large blend	73,467,441	73,467,441	-	-
Mid-cap growth	15,751,451	15,751,451	-	-
Large value	35,819,635	35,819,635	-	-
Emerging market	233,108	233,108	-	-
Retirement income	1,839,656	1,839,656	-	-
Target date	52,303,461	52,303,461	-	-
Total mutual funds	254,693,000	254,693,000	-	-
Company stock	3,308,120	3,308,120	-	-

Total	$315,605,654	$258,001,120	$57,604,534	$-

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

	2011
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$59,602,692	$-	$59,602,692	$-
Mutual funds:
Foreign large blend	1,987,110	1,987,110	-	-
Foreign large growth	13,244,632	13,244,632	-	-
Intermediate bond	30,636,320	30,636,320	-	-
Small blend	7,313,029	7,313,029	-	-
Mid-cap blend	14,152,300	14,152,300	-	-
Large blend	69,026,909	69,026,909	-	-
Mid-cap growth	15,756,244	15,756,244	-	-
Large value	34,126,403	34,126,403	-	-
Retirement income	1,529,831	1,529,831	-	-
Target date	44,658,424	44,658,424	-	-
Total mutual funds	232,431,202	232,431,202	-	-
Company stock	1,635,307	1,635,307	-	-

Total	$293,669,201	$234,066,509	$59,602,692	$-

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

E.	Tax Status:

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 24, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator believes the Plan is designed and has been operated in compliance with the applicable requirements of the IRC.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2012. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2009 through December 31, 2012.

During the 2011 audit it was discovered that the employer contribution provisions in the Plan document for Lake Charles Metal Trades Council participants do not conform with the Plan’s operation or those participants’ collective bargaining agreement. Plan management is consulting with ERISA counsel to determine appropriate action to avoid disqualification of the Plan. The Plan’s management believes that the errors are immaterial and correctable under the IRS’ Employee Plans Compliance Resolution System (“EPCRS”).

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

F.	PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

G.	Plan Termination:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

H.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net assets available for plan benefits on the financial statements	$320,445,241	$298,129,766

Less: Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts	1,562,218	1,448,147

Net assets available for plan benefits on the Form 5500	$322,007,459	$299,577,913

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2012:

Net investment income on the financial statements	$38,236,831

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts for the years ended:

December 31, 2012	1,562,218
December 31, 2011	(1,448,147)

Net investment income on the Form 5500	$38,350,902

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

I.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

EIN: 52-2183153

Plan Number: 034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

________

(a)	(b)	(c)	(d)	(e)

		Description of investment including
	Identity of issue, borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par or maturity value	Cost	value

*	Fidelity Managed Income Portfolio II	Common collective trust	**	$57,604,534

	Columbia Acorn Fund	Mutual fund	**	15,751,451
	Dodge & Cox Income Fund	"	**	21,623,293
	Dodge & Cox Stock Fund	"	**	25,964,519
	Vanguard Total Bond Market Fund	"	**	13,446,867
	Vanguard Small Cap Index Fund	"	**	4,223,111
	Vanguard Wellesley Fund	"	**	9,855,116
	RS Partners Fund	"	**	3,112,684
*	Fidelity Low Priced Stock Fund	"	**	12,140,305
*	Fidelity Diversified International Fund	"	**	13,636,263
*	Fidelity Growth Company Fund	"	**	40,843,542
*	Fidelity Freedom Income Fund	"	**	1,839,656
*	Fidelity Freedom K 2000 Fund	"	**	265,843
*	Fidelity Freedom K 2005 Fund	"	**	303,160
*	Fidelity Freedom K 2010 Fund	"	**	9,681,130
*	Fidelity Freedom K 2015 Fund	"	**	5,229,179
*	Fidelity Freedom K 2020 Fund	"	**	13,250,750
*	Fidelity Freedom K 2025 Fund	"	**	7,041,680
*	Fidelity Freedom K 2030 Fund	"	**	5,923,478
*	Fidelity Freedom K 2035 Fund	"	**	4,522,109
*	Fidelity Freedom K 2040 Fund	"	**	3,077,509
*	Fidelity Freedom K 2045 Fund	"	**	1,192,217
*	Fidelity Freedom K 2050 Fund	"	**	1,816,406
	Oppenheimer Developing Markets Fund	"	**	233,108
	Templeton Global Bond Fund	"	**	1,108,329
*	Spartan Extended Market Index Fund	"	**	3,618,377
*	Spartan International Index Fund	"	**	2,369,019
*	Spartan 500 Index Fund	"	**	32,623,899
	Total mutual funds			254,693,000

*	Chemtura Corporation common stock	Common stock	**	3,308,120

	Total investments on the statement of net assets available for plan benefits			315,605,654

*	Participant loans	(4.25%-9.50%)	-	6,312,701

	Total investments on the Form 5500			$321,918,355

*     Represents a party-in-interest to the Plan.

**    Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION

EMPLOYEE SAVINGS PLAN

Date: June 18, 2013	By:	/s/ Lauren Orton

Lauren Orton
Senior Vice President and
Corporate Controller

- 15 -